Exhibit 99.1

Envigado, May 8, 2025

CHANGES IN THE SHAREHOLDING BASE

Almacenes Éxito S.A. (“Éxito” or the “Company”) informs its shareholders and the market that, after receiving the monthly report from the manager of the dematerialized issuance of the company's ordinary shares as of April 30, 2025, identified changes in the shareholding base of Éxito of more than 5% of its stake, therefore, the new resulting shareholding base is informed through the report of the 25 main shareholders:

#	Shareholder	Number of shares	Stake Percentage
1	CAMA COMMERCIAL GROUP CORP	1.127.117.641	86,84%
2	COLLEGE RETIREMENT EQUITIES FUND	48.881.936	3,77%
3	ITAU UNIBANCO S.A - BDR PROGRAM	45.037.136	3,47%
4	NUVEEN EMERGING MARKETS EQUITY FUND	26.497.816	2,04%
5	INVERSIONES ODISEA	10.675.871	0,82%
6	LAPPE FAMILY TRUST	4.065.744	0,31%
7	MORENO TORRES MANUEL GUSTAVO	3.072.201	0,24%
8	ARKS INVESTMENTS SAS	2.499.716	0,19%
9	INVERSIONES SIMAN GUTIERREZ SAS	1.282.002	0,10%
10	BANCO BTG PACTUAL SA CAYMAN BRANCH - APT	1.104.371	0,09%
11	FEM INGENIERIA S.A.S.	878.828	0,07%
12	COCO RESTREPO SAS	650.000	0,05%
13	CARVAJAL MORENO CARLOS ALBERTO	601.249	0,05%
14	ESCANDON GUARNIZO FRANCISCO ANTONIO	421.799	0,03%
15	LAPPE DESCENDANTS TRUST-SD	384.400	0,03%
16	INVERLANDES SAS	381.595	0,03%
17	VILLA FRANCO CARLOS ANDRES	374.940	0,03%
18	POSADA BOTERO JOSE DAVID	330.000	0,03%
19	BOTERO DE POSADA ANGELA DEL SOCORRO	300.000	0,02%
20	URIDECA S.A.S	281.552	0,02%
21	ZALMA OCHO SAS	260.580	0,02%
22	MILLAN MENDEZ AIDA LUZ	248.077	0,02%
23	KONOSUKE SAS	242.007	0,02%
24	SCOTIA CAPITAL INC	238.000	0,02%
25	GOMEZ PRADA WILLINGTON LIZARDO	225.429	0,02%

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forwardlooking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.